NO ACT

PE 1-13-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11005782

January 4, 2011

Jane Whitt Sellers
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-4-11

Re: Dominion Resources, Inc.

Dear Ms. Sellers:

This is in regard to your letter dated January 3, 2011 concerning the shareholder proposal submitted by Gimi Giustina for inclusion in Dominion's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dominion therefore withdraws its December 28, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Gimi Giustina

*** FISMA & OMB Memorandum M-07-16 ***

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 704.373.8967

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Mr. Gimi Giustina

Ladies and Gentlemen:

In a letter dated December 28, 2010, we requested that the Staff of the Division of Corporation Finance concur that our client Dominion Resources, Inc., a Virginia corporation ("Dominion"), could properly exclude from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated November 26, 2010 (the "Proposal") from Mr. Gimi Giustina (the "Proponent").

Attached as Exhibit A is an email from the Proponent to Dominion dated December 30, 2010, stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the December 28, 2010 no-action request relating to Dominion's ability to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (804) 775-1054 if we may be of further assistance in this matter.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers
Enclosures
cc: Carter M. Reid, Vice President, General Counsel and Corporate Secretary
Karen W. Doggett, Director – Governance
Sharon L. Burr, Deputy General Counsel
Mr. Gimi Giustina

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 30, 2010 8:26 AM
To: Karen Doggett (Services - 6)
Subject: Giustina Shareholder Proposal

Dear Ms. Doggett,
Following is the final version of my earlier email; a draft was sent in error. I apologize for any confusion.
Gimi Giustina

Dear Ms Doggett,

Please accept this email as a rescission of my shareholder proposal as per my letter to Dominion Resources dated November 26, 2010.

I understand from discussions with you and per the McGuire Woods letter to the SEC on behalf of Dominion dated December 28, 2010 that proposal fails on three technical tests:
1. The shares are in my wife's name and the proposal was in my name.
2. The brokerage statements I provided did not adequately evidence my continuous ownership in Dominion for one year.
3.My proposal was not directed to future awards, suggesting past option grants were intended as part of the proposal, thus rendering Dominion the "lack of power" to execute the proposal

Although, the proposal fails on technicalities, I believe, and I find it hard to believe that any responsible director would disagree with the spirit of my proposal. That is, that management should be willing to EAT the stock at the same price they use precious shareholder capital to buy it from broker dealers.

Further, that the use of the term "returning capital to shareholders" in describing buybacks is a misstatement (or worse), as all shareholders do not benefit from such action. In addition, I believe such an erroneous description will someday lead to D&O actions directed to some public company, which would indeed harm all shareholders. As terminology is not a subject for a shareholder proposal, I believe Dominion should get ahead of the curve on this point and hope that this message is shared with your IR team or the appropriate authors of your conference call scripts for consideration and hopefully implantation.

I'd like to make clear, that although I disagreed with the stock buy back using the proceeds from the disposition of the natural gas E&P business, I am believer in Dominion and plan to maintain my investment and remain a stakeholder in the firm.

Finally, I'd like to commend you on your representation of Dominion Resources with respect to this matter.

Please let me know if you require any further action my part.

Respectfully,
Gimi Giustina
Individual Investor

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Mr. Gimi Giustina

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated November 26, 2010 (the "Proposal") from Mr. Gimi Giustina (Mr. Giustina or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically:

- this letter, which outlines Dominion's reasons for excluding the Proposal from the Proxy Materials;
- Mr. Giustina's letter to Dominion dated November 26, 2010, setting forth the Proposal, attached as Exhibit A to this letter;
- Dominion's letter to Mr. Giustina dated December 1, 2010 (including the receipt confirming overnight mail delivery dated December 2, 2010), attaching Rule 14a-8 and notifying Mr. Giustina of perceived eligibility and procedural deficiencies, attached as Exhibit B to this letter;

- Mr. Giustina's letter to Dominion dated December 7, 2010, attaching account statements referencing certain shares of Dominion's common stock, attached as Exhibit C to this letter; and

- Dominion's letter to Mr. Giustina dated December 8, 2010 (including facsimile confirmation of the letter without the attachment, dated December 8, 2010, and including the receipt confirming overnight mail delivery of the letter with attachments, dated December 10, 2010), attaching Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), attached as Exhibit D to this letter.

A copy of this letter is simultaneously being sent by overnight mail to Mr. Giustina. The Company anticipates that its Proxy Materials will be available for mailing on or about March 24, 2011. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Giustina any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

I. THE PROPOSAL AND PROOF OF OWNERSHIP

The Proposal reads as follows:

> Resolved: Any stock awards to senior officers and directors should be priced at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year.

Mr. Giustina submitted the Proposal by letter dated November 26, 2010 (see Exhibit A). His letter begins with this statement:

> Background: I have been shareholder in Dominion Resources since 2003.

In response to a letter from the Company dated December 1, 2010, giving notice of eligibility and procedural deficiencies (see Exhibit B), Mr. Giustina faxed a letter to the Company on December 7, 2010 (see Exhibit C), which included this statement:

> I am enclosing statements from the brokers that hold (Western Securities) or have held (Merrill) my Dominion Resources shares during the 12 months prior to the submission date of my shareholder proposal (November 26, 2010). Please note the Merrill statement indicates I have held the shares since 2003. The Western Securities statements reflect the transfer of my shares from Merrill indicated as "received" as well as my current ownership at the time of the proposal.

> I intend to hold these shares through the Dominion Resources annual meeting.
>
> Separately, the shares are held in my wife's IRA account. I have a power of attorney over her account and conduct all transactions on her behalf.

The December 7, 2010 letter is signed "Gimi Giustina" and includes the phrase "Individual Investor" below his typed name, following his signature. Certain periodic investment statements were attached to the December 7, 2010 letter, as discussed below.

II. BASES FOR EXCLUDING THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(b)(1), because Mr. Giustina, as the Proponent, has not demonstrated that he holds Dominion's securities;
- Rule 14a-8(b)(2)(i), because Mr. Giustina, as the Proponent, has not submitted a written statement from the "record" holder of his securities, verifying that he has continuously held the securities for at least one year; and
- Rule 14a-8(i)(6), because Dominion lacks the power and authority to implement the Proposal.

III. DISCUSSION

A. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(b)(1) because Mr. Giustina, as the Proponent, has not demonstrated that he holds Dominion's securities.

Rule 14a-8(b)(1) requires that the proponent submitting the shareholder proposal has "held" the requisite market value of securities. Twice in Mr. Giustina's November 26, 2010 letters, he suggested that he holds Dominion's securities by writing phrases such as: "I have been a shareholder" and "Individual Investor" below his name and signature. No proof of ownership was attached, however, and Dominion verified that Mr. Giustina was not a record holder of any of its shares of common stock.

Following the Company's December 1, 2010 letter raising this deficiency, Mr. Giustina faxed a letter to the Company on December 7, 2010, in which he alleges his ownership four times, using such phrases as: "my Dominion Resources shares", "I have held the shares since 2003", "transfer of my shares from Merrill" and "my current ownership." At the end of the letter, Mr. Giustina states, however, that "[s]eparately, the shares are held in my wife's IRA account."

Upon receipt of Dominion's December 7, 2010 letter and copy of SLB 14, Mr. Giustina engaged in a telephone conversation on December 9, 2010 with Ms. Karen W. Doggett, Director-Governance at Dominion, acknowledging Dominion's letter and that he did not hold the shares. On December 20, 2010, Ms. Doggett called Mr. Giustina requesting a letter of withdrawal and noted the SEC's preference for such matters to be resolved between the company and the proponent rather than filing a no-action letter. Mr. Giustina acknowledged that he would prepare a withdrawal letter in the next few days. On December 27, 2010, Ms. Doggett called and left Mr. Giustina a voicemail inquiring as to the status of the letter of withdrawal which would be needed in lieu of filing a no-action letter with the SEC. As of the date of this letter, the Company has not yet received the withdrawal letter from Mr. Giustina.

There has been no subsequent proof submitted that any shares are held by Mr. Giustina.

Rule 14a-8(b)(1) states that "[i]n order to be eligible to submit a proposal, you must have continuously held... the company's securities entitled to be voted..." SLB 14 (*emphasis added)*), elaborates on this in Section C(1)(b), stating "[a] shareholder must own company securities entitled to be voted on the proposal at the meeting." (*Emphasis added).*

Mr. Giustina acknowledges that he does not own the shares but that they are held in his wife's individual retirement account. He references having "a power of attorney over her account," but has not provided any evidence with respect to the power or the extent of his authority under it. Notwithstanding the fact that Mr. Giustina has not presented proof of any power of attorney, we believe that a power of attorney over his wife's account would not necessarily convey sufficient authority to make a shareholder proposal for her. And in any event, Mr. Giustina did not make a shareholder proposal in his wife's name (he made one in his own name), nor did he use his power of attorney to transfer the shares to himself. Since Mr. Giustina does not own the shares, and has not shown his authority to act in his own name for his wife who does appear to own shares, the Proposal is excludable under Rule 14a-8(b)(1).

B. The Proposal may be omitted from the Proxy Materials under Ruel4a-8(b)(2)(i) because Mr. Giustina, as the Proponent, has not submitted a written statement from the "record" holder of his securities, verifying that he continuously held the securities for at least one year.

Mr. Giustina's facsimile of December 7, 2010, provided three investment account statements (see Exhibit C):

- A statement which Mr. Giustina's letter identifies as a Merrill statement, but the actual copy which was included in the facsimile does not include any reference to a name of the broker or bank. On this first statement appears the name "FBO Marguerite R. Giustina" as well as reference to 100 shares of Dominion common stock with an acquired date of 4/21/03 and 100 shares of Dominion common stock with an acquired date of 12/17/03. There is also reference to a statement period of December 01, 2009-December 31, 2009.

- A statement with the name "Western International Securities, Inc." identifying it, and on this statement appears the name "Marguerite R Giustina IRA". It references 200 shares of common stock "received" on 1/25/10. There is reference to a statement period of January 1, 2010 through January 29, 2010.

- A statement with the name "Western International Securities, Inc." identifying it, and on this statement appears the name "Marguerite R Giustina IRA" as well. It references 200 shares of common stock, and there is reference to a statement period of October 30, 2010 through November 30, 2010.

Rule 14a-8(b)(2) states that:

> if... you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways: (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year....

In SLB 14, the Staff amplifies on this requirement in Section (C)(1)(c)(2), which addresses the question "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?" The Staff stated, in its response:

> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

None of the statements submitted by Mr. Giustina were from the record holder of shares, rather they appear to be periodic investment statements. Further, those statements do not identify Mr. Giustina, the Proponent as the record holder of shares, nor do they contain affirmative statements that Dominion securities were continuously owned for the applicable one year period, which was November 26, 2009 through and as of the date of the Proposal, November 26, 2010. As such, the Proposal is excludable under Rule 14a-8(b)(2)(i).

C. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(6), because Dominion lacks the power and authority to implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a shareholder proposal from its proxy materials if the company lacks the power and authority to implement the proposal. The Staff has consistently agreed that a proposal that if implemented would result in a breach of an existing contract may be excluded pursuant to Rule 14a-8(i)(6). See PG&E Corp. (February 25, 2008) (permitting exclusion of a proposal that would violate Delaware law); The Gillette Company (March 10, 2003) (permitting exclusion of a proposal that would cause the company to breach an existing compensation agreement); Sensar Corporation (May 14, 2001) (permitting the company to exclude a proposal that would cause the company to breach existing contractual obligations); and Whitman Corporation (February 15, 2000) (same).

Dominion is party to equity award agreements with its named executive officers that govern previous stock awards made under the long-term incentive plan. Mr. Giustina's proposal is not directed to only future awards of stock, and as such, imposing a new valuation scheme on past awards would require Dominion to unilaterally breach these agreements and therefore violate Virginia law. Accordingly, Dominion would lack the power and authority to lawfully implement the Proposal if it were approved by Dominion's shareholders.

IV. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (804) 775-1054 if we may be of further assistance in this matter.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Carter M. Reid, Vice President – Corporate Governance and Corporate Secretary
Karen W. Doggett, Director – Governance
Sharon L. Burr, Deputy General Counsel
Mr. Gimi Giustina

EXHIBIT A


RECEIVED
NOV 29 2010
By

November 26, 2010

Gimi Giustina

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Dominion Resources
120 Tredegar Strret
Richmond, Virginia 23219

Re: 2011 Proxy – Shareholder Proposal

Dear Sirs,

Background: I have been shareholder in Dominion Resources since 2003.

Resolved: Any stock awards to senior officers and directors should be priced at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year.

Supporting Statements: management should be prepared to "eat" the shares at the same price they use precious shareholder money to buy shares in the open market.

Buying back shares is not "returning capital to shareholders" – it is returning capital to CERTAIN shareholders – more accurately, it is relieving broker dealer inventories, the very broker dealers who are likely to short Dominion at the first sign of trouble.

It appears management may buyback stock without any compensation consequences, should the price paid for the shares prove ill timed.

I respectfully request acknowledgement of this communication. I may be contacted during business ho*** FISMA & OMB Memorandum M-07-16 *** FISMA & OMB Memorandum M-07-16 *** any questions.

Sincerely,



Gimi Giustina
Individual Investor

Giustina

*** FISMA & OMB Memorandum M-07-16 ***

DV DANIELS NJ 070

27 NOV 2010 PM 6 L





RECEIVED
NOV 29 2010
By

Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, Virginia 23219

2321914306

EXHIBIT B

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261



December 1, 2010

Sent via Overnight Mail

Gimi Giustina

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Giustina:

This letter confirms receipt of your shareholder proposal dated November 26, 2010 that you have submitted for inclusion in Dominion Resources, Inc's (Dominion) proxy statement for the 2011 annual meeting of shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year by the date that you submit the proposal. In addition, you must also provide a written statement that you intend to hold the requisite number of shares through the date of the annual meeting of shareholders.

According to Dominion's records, you are not a registered holder of Dominion stock. Under SEC rules, if you are not a registered holder of Dominion stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In order for your proposal to be eligible, your proof of beneficial ownership of Dominion stock and your written statement of your intent to hold the requisite number of shares through the date of the annual meeting of shareholders *must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter.* Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the eligibility deficiencies cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123.

Sincerely,



Karen W. Doggett
Director-Governance

EXHIBIT C

December 7, 2010

Gimi Giustina

*** FISMA & OMB Memorandum M-07-16 ***

FAX
804-819-2232
5 PAGES

Karen Doggett
Director-Governance
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Re: 2011 Proxy – Shareholder Proposal

Dear Ms. Doggett

Thank you for the clarifications that you provided in our telephone conversation of earlier today.

I am enclosing statements from the brokers that hold (Western Securities) or have held (Merrill) my Dominion Resources shares during the 12 months prior to the submission date of my shareholder proposal (November 26, 2010). Please note the Merrill statement indicates I have held the shares since 2003. The Western Securities statements reflect the transfer of my shares from Merrill indicated as "received" as well as my current ownership at the time of the proposal.

I intend to hold these shares through the Dominion Resources annual meeting.

Separately, the shares are held in my wife's IRA account. I have a power of attorney over her account and conduct all transactions on her behalf.

Finally, please acknowledge receipt of these documents and please advise if any additional action is required on my part.

Respectfully,



Gimi Giustina
Individual Investor

EXHIBIT D



Dominion®

Fax Transmittal

Pages: 3 (Number of pages, including cover page.)

To: Gimi Giustina
Company:
Fax: *** FISMA & OMB Memorandum M-07-16 ***

From: Karen Doggett
Company:
Phone: 804-819-2123
Fax: 804-819-2232

This fax is intended for the recipient or entity above. It may contain information that is privileged, confidential or work-product domain. If the reader of this message is not the intended recipient, or the employee responsible for delivering this communication to the intended recipient, you are hereby notified that any disclosure, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone so we can arrange for its return. Thank you.

Comments:

Mr. Giustina
Attached is the letter I referenced in our call today.
I've made several attempts ~~to~~ today to fax this
letter and the two attachments. Please call me
at 804-819-2123 to confirm receipt and to discuss
how may I send you the attachments, which total 30 pages.

Thanks,

Karen Doggett

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com


Dominion

December 8, 2010

Sent via Facsimile

Gimi Giustina

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Giustina,

We received your fax dated December 7, 2010, in response to our notice of eligibility or procedural deficiencies sent to you via overnight mail dated December 1, 2010.

In your fax, you stated that certain brokers hold or have held "my Dominion Resources shares...." You also state "[s]eparately, the shares are held in my wife's IRA account." You submitted the proposal dated November 26, 2010, in your name, stating "I have been a shareholder in Dominion Resources since 2003."

Rule 14a-8(b) (attached) contains eligibility and procedural requirements for shareholders who wish to include a proposal. Rule 14a-8(b)(1) states that "[i]n order to be eligible to submit a proposal, you must have continuously held... the company's securities entitled to be voted..." Staff Legal Bulletin No. 14, published by the Division of Corporation Finance and dated July 13, 2001 (attached) ("SLB 14"), elaborates on this in Section C(1)(b), stating "[a] shareholder must own company securities entitled to be voted on the proposal at the meeting."

First, your fax included information about a retirement account "FBO Marguerite R. Giustina" and an account of Western International Securities, Inc. named "Marguerite R. Giustina IRA" which separately states that the taxpayer number is on file. Neither of these documents affirms that you, as the proponent, holds or owns the securities.

Second, the fax contained account statements. Rule 14a-8(b)(2) states that:

> "if... you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways: (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

SLB 14 amplifies on this requirement in Section (C)(1)(c)(2), which contains the question "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?" The Division stated, in its response:

"No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

Accordingly, the information contained in your December 7 fax is insufficient to satisfy the eligibility requirements set forth in Rule 14a-8(b). In order for your proposal to be eligible, your proof of ownership of Dominion stock must be postmarked or transmitted electronically to Dominion no later than 14 days from the date which you received our letter dated December 1, 2010, which was the notice of deficiency.

Finally, please note that in addition to the deficiencies sited above, Dominion reserves the right in the future to raise any other further bases upon which your proposal may be properly excluded under Rule 14a-8 of the Securities Exchange Act of 1934.

Sincerely,



Karen W. Doggett
Director-Governance

cc: Sharon L. Burr, Deputy General Counsel



U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.

> Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

> Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect (s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.
80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.

As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view

	transition to independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).			that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;

- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances

in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 - Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect (s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or
- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or

her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	**Type of revision that we may permit**
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit

	the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 - which would include any meetings held between January 1, 1999 and December 31, 2001 - would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes for the Proposal}}{\text{(Votes Against the Proposal + Votes for the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and procedural issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

- provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.